AD 3/4

15046743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37056 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main Street
(No. and Street)

| Collinsville | Illinois | 62234 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald H. DesPain 618.344.1809
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

| 16 Emerald Terrace | Swansea | Illinois | 62226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



DD 3/5/15

## OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BRITTANY L ROSSY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/04/16

Donald H DesPain
Signature

President
Title

Brittany L. Rossy -2/24/15
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2014

*With Report of Registered Independent Auditors*

McCoy & Associates, LLC

Certified Public Accountants & Consultants

# DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2014

*With Report of Registered Independent Auditors*

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2014

## CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

## Report of Independent Registered Public Accounting Firm

DESPAIN FINANCIAL CORPORATION, its Directors, and Stockholder:

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the of DESPAIN FINANCIAL CORPORATION as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information in Schedules I, II, and III In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 23, 2015

# DESPAIN FINANCIAL CORPORATION
## STATEMENT OF FINANCIAL CONDITION
December 31, 2014

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 93,894 |
| Commissions receivable | | 39,148 |
| Cash surrender value of life insurance | | 17,843 |
| Securities owned, at fair value | | 104,742 |
| Other assets | | 3,865 |
| | $ | 259,492 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued commissions payable | $ | 11,109 |
| Income taxes payable | | 6,190 |
| Deferred income taxes | | 5,000 |
| | | 22,299 |
| Stockholder's Equity: | | |
| Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 11,327 |
| Retained earnings | | 225,766 |
| Total stockholder's equity | | 237,193 |
| | $ | 259,492 |

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2014

| | |
|---|---|
| Revenues: | |
| Commissions | $ 837,162 |
| Unrealized gain on investments | 23,388 |
| Realized loss on investments | (1,635) |
| Investment income | 7,543 |
| Other income | 1,100 |
| | 867,558 |
| Expenses: | |
| Commissions | 151,890 |
| Occupancy | 36,000 |
| Insurance expense | - |
| Office expense and other | 1,073 |
| Regulatory fees | 6,722 |
| Professional fees | 7,400 |
| Referral fees | 600,000 |
| | 803,085 |
| Income before income taxes | 64,473 |
| Provision for income taxes | 17,874 |
| Net income (loss) | $ 46,599 |

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE AT JANUARY 1, 2014 | $ 100 | $ 11,327 | $ 179,167 | $ 190,594 |
| Net income (loss) | - | - | 46,599 | 46,599 |
| Dividends Paid | - | - | - | - |
| BALANCE AT DECEMBER 31, 2014 | $ 100 | $ 11,327 | $ 225,766 | $ 237,193 |

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2014

| | |
|---|---|
| SUBORDINATED BORROWINGS AT JANUARY 1, 2014 | $ - |
| Increases | - |
| Decreases | - |
| SUBORDINATED BORROWINGS AT DECEMBER 31, 2014 | $ - |

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 46,599 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Increase in cash surrender value of life insurance policy | | (695) |
| Deferred income taxes | | 5,700 |
| (Increase) decrease in operating assets: | | |
| Commissions receivable | | (5,056) |
| Securities owned, net | | (42,124) |
| Other assets | | (3,865) |
| Increase (decrease) in operating liabilities: | | |
| Accrued commissions payable | | 943 |
| Accrued income taxes | | 3,233 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | | 4,735 |
| NET INCREASE (DECREASE) IN CASH | | 4,735 |
| CASH AT BEGINNING OF YEAR | | 89,159 |
| CASH AT END OF YEAR | $ | 93,894 |
| CASH PAID DURING THE YEAR FOR: | | |
| Interst paid | $ | - |
| Income taxes | $ | 9,363 |

The accompanying notes are an integral part of these financial statements.

## *NOTE A – ORGANIZATION AND NATURE OF BUSINESS*

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986. The U.S. dollar ($) is the functional currency of the Company.

## *NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *Basis of Presentation*

The Company is engaged in a single line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

### *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Securities Owned*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

### *Income Taxes*

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon

examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even,occurs that requires a change.

*Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trail commissions are recorded on a cash-basis.

*Statement of Cash Flows*

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*NOTE C – FAIR VALUE*

***Fair Value Hierarchy***

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of

markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

***Fair Value Measurements***

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

*Exchange-Traded Equity Securities.* Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

| | *Level 1* | *Level 2* | *Total* |
|---|---|---|---|
| ASSETS | | | |
| Securities owned: | | | |
| EQUITIES | $ 104,742 | - | $ 104,742 |

***Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)***

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2014, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

| | *Carrying Value* | *Level 1* | *Level 2* | *Total Estimated Fair Value* |
|---|---|---|---|---|
| ASSETS | | | | |
| Cash | $ 93,894 | $ 93,894 | $ - | $ 93,894 |
| Commissions receivable | 39,148 | - | 39,148 | 39,148 |
| TOTALS | $133,042 | $ 93,894 | $ 39,148 | $133,042 |
| LIABILITIES | | | | |
| Accrued commissions | $ 11,109 | $ - | $ 11,109 | $ 11,109 |
| Income taxes payable | 6,190 | - | 6,190 | 6,190 |
| TOTALS | $ 17,299 | $ - | $ 17,299 | $ 17,299 |

*NOTE D – RELATED PARTIES*

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2014, the Company paid DesPain Investment Solutions, Ltd. referral fees of $600,000.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2014 amounted to $36,000.

*NOTE E – NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $174,666, which was $169,666 in excess of its required net capital of $5,000. The Company's net capital ratio was .0642 to 1.

*NOTE F – RECEIVABLES AND PAYABLES*

Amounts receivable and payable at December 31, 2014, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions receivable/payable | $ 39,148 | $ 11,109 |

*NOTE G – INCOME TAXES*

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

| | |
|---|---|
| Current | $ 12,174 |
| Deferred | 5,700 |
| Total | $ 17,874 |

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2008.

*NOTE H – CONCENTRATION OF CREDIT RISK*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*NOTE I – SUBSEQUENT EVENTS*

Management's review of subsequent events was through February 23, 2015, which is the date the financial statements were available to be issued.

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity qualified for net capital | | $ 237,193 |
| Add: Other (deductions) deferred income taxes payable | | 5,000 |
| Total capital and allowable subordinated borrowings | | 242,193 |
| **Deductions from Capital** | | |
| Securities not considered readily marketable | | 2,843 |
| Net capital before haircuts on securities positions | | 239,350 |
| Haircuts on securities: | | |
| Trading and investment securities | 15,711 | |
| Undue concentration | 8,531 | |
| Money market funds | 1,033 | 25,275 |
| Net Capital | | $ 214,075 |
| | | |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition: | | |
| Accrued commissions payable | | $ 11,109 |
| Total Aggregate Indebtedness | | $ 11,109 |
| | | |
| **Basic Net Capital Requirement** | | |
| Minimum dollar net capital requirement | | $ 5,000 |
| | | |
| Excess Net Capital | | $ 209,075 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 5.19% |
| | | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 218,144 |
| Change in undue concentration deduction | | (118) |
| Audit adjustments for accrued and deferred income taxes | | (3,951) |
| | | |
| Net capital per above | | $ 214,075 |
| | | |
| Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report | | $ 11,109 |
| | | - |
| Aggregate indebtedness per above | | $ 11,109 |

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

## Report of Independent Registered Public Accounting Firm

DESPAIN FINANCIAL CORPORATION, its Directors, and Stockholder:

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 - Customer Protection Rule, in which (1) DESPAIN FINANCIAL CORPORATION identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which DESPAIN FINANCIAL CORPORATION claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (2)(ii) (the "exemption provisions") and (2) DESPAIN FINANCIAL CORPORATION stated that DESPAIN FINANCIAL CORPORATION met the identified exemption provisions throughout the most recent fiscal year without exception. DESPAIN FINANCIAL CORPORATION's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DESPAIN FINANCIAL CORPORATION's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 23, 2015

# EXEMPTION REPORT for
# SEC Rule 15c3-3 - Customer Protection Rule

(required under SEC Rule 17a, to be filed with annual audit)

For Calendar Year 2014

Broker/Dealer: **DESPAIN FINANCIAL CORPORATION (DFC)**

DFC is claiming an exemption due to the following provision in paragraph (k) of SEC Rule 15c3-3:

*(k)(2)(ii) Exemption* - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

DFC has:

✓ has met the identified exemption provisions throughout the most recent fiscal year without exception

or

______ has met the identified exemption provisions throughout the most recent fiscal year, except as described below.

(identify and describe the nature of each exception, including the exception date)

Donald H. DesPain, President
DesPain Financial Corporation

2-6-15
Date

DESPAIN FINANCIAL CORPORATION

Independent Auditors Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2014

McCoy & Associates, LLC

Certified Public Accountants & Consultants

# DESPAIN FINANCIAL CORPORATION

## Independent Auditors Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main Street
(No. and Street)

Collinsville (City) Illinois (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald H. DesPain 618.344.1809
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

16 Emerald Terrace (Address) Swansea (City) Illinois (State) 62226 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
BRITTANY L ROSSY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/04/16

- 2/24/15

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**McCoy & Associates, LLC**
**Certified Public Accountants and Consultants**
**16 Emerald Terrace**
**Swansea, IL 62226**
**Telephone (618) 257-1200**
**Fax (618) 257-1202**

# INDEPENDENT AUDITOR'S REPORT ON APPLYING APPGEED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by DesPain Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DesPain Financial Corporation's compliance with the applicable instructions of the Schedule of Assessment and Payments. DesPain Financial Corporation's management is responsible for the DesPain Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the year ended December 31, 2014 noting no differences;

2. Compared the amounts reported on the audited financial statements for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 23, 2015

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2753*********************MIXED AADC 220
037056 FINRA DEC
DESPAIN FINANCIAL CORP
ATTN: DONALD H DESPAIN
502 W MAIN ST
COLLINSVILLE IL 62234-3055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 423

B. Less payment made with SIPC-6 filed (exclude interest) ( 201 )

7-24-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 222

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 222

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 222

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DESPAIN FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

Donald H. Despain
(Authorized Signature)

Dated the 17 day of FEBRUARY, 20 15.

PRES
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 867,558 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 867,558 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 668,282 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 21,753 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): DIV. & INT INCOME, REIMBURSEMENT (Deductions in excess of $100,000 require documentation) | 8643 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 698,678 |
| 2d. SIPC Net Operating Revenues | $ 168,880 |
| 2e. General Assessment @ .0025 | $ 423 — (to page 1, line 2.A.) |